UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AMBASSADORS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

023178-10-6 (CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023178-10-6                                                         SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN A. UEBERROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 634,270 [1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 634,270 [1]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,270 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [2] ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% [3]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of 544,270 shares of common stock and options to purchase 90,000 shares of common stock all of which are fully vested and exercisable.
[2]	Excludes 25,000 shares held by The John and Gail Ueberroth Family Foundation, a 501(c)3 nonprofit entity, for which Mr. Ueberroth has shared voting and dispositive power. Mr. Ueberroth disclaims beneficial ownership of these shares.
[3]	Based upon 10,515,273 shares of common stock of the Issuer outstanding as of December 31, 2005.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer: AMBASSADORS INTERNATIONAL, INC.
	(b)	Address of Issuer’s Principal Executive Offices: 1071 CAMELBACK STREET NEWPORT BEACH, CA 92660
Item 2.	(a)	Name of Person Filing: JOHN A. UEBERROTH
	(b)	Address of Principal Business Office: 1071 CAMELBACK STREET NEWPORT BEACH, CA 92660
	(c)	Citizenship: UNITED STATES
	(d)	Title of Class of Securities: COMMON STOCK
	(e)	CUSIP Number: 023178-10-6
Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE
Item 4.	Ownership.
	(a)	Amount beneficially owned: 634,270 [1]
	(b)	Percent of class: 6.0% [3]
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 634,270 [1]
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition: 634,270 [1]
(iv) Shared power to dispose or to direct the disposition: 0
Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group. NOT APPLICABLE

Item 10.	Certification. NOT APPLICABLE

Page 3 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006	/s/ John A. Ueberroth
JOHN A. UEBERROTH

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